Exhibit 99.10

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is entered into effective as of the 1st day of January, 2011, between Capital Bank & Trust Company, a banking company organized and existing under the laws of the State of New York (the “Bank”), with its principal place of business at 1375 Washington Avenue, Albany, New York 12206 and Steven J. Owens, an individual residing at 11 Wayfield Lane, Cohoes, New York 12047 (the “Executive”).

WHEREAS, the Executive has been employed by the Bank, as Executive Vice President & Chief Financial Officer (“EVP & CFO”), pursuant to the terms of an Employment Agreement entered into as of January 1, 2008; and

WHEREAS, the Bank desires to continue to employ the Executive, and the Executive desires to continue to be employed by the Bank, upon the terms and conditions set forth below:

NOW, THEREFORE, the parties hereto agree as follows:

      1.     EMPLOYMENT, POSITION, DUTIES, AND TERM.

1.1           Employment and Position.  The Bank hereby employs the Executive, and the Executive accepts employment, as the Bank’s EVP & CFO or such other executive officer position as from time to time may be entrusted to the Executive by the Board of Directors of the Bank (the “Board”).  In addition, the Executive shall serve on the Board’s Asset and Liability Management Committee and shall be a member of the Credit Committee.  Executive shall also serve as EVP & CFO of Fort Orange Financial Corp. (“Fort Orange Financial”), the holding company for the Bank, or such other executive officer position as from time to time may be entrusted to the Executive by the Board of Directors of Fort Orange Financial.

1.2           Duties and Responsibilities.  The Executive shall manage the financial affairs of the Bank and Fort Orange Financial.  Executive shall perform all such duties as are generally associated with his position, or as may be specifically entrusted to the Executive from time to time by the President and Chief Executive Officer.  The Executive agrees that, during the term of this Agreement, he will serve the Bank and Fort Orange Financial faithfully, exclusively and to the best of his ability and will, to the best of his ability, promote the business and affairs of the Bank and Fort Orange Financial.  The Executive shall perform his duties and responsibilities under this Agreement in accordance with such reasonable standards and expectations as may be established from time to time by the Board.  The reasonableness of such standards shall be measured against standards for executive performance prevailing generally in the financial institutions industry.  The Executive shall, with the assistance of the Board, engage in community activities that may enhance the Bank’s image in the Capital Region.  Such activities could include service on the boards of directors or trustees of not-for-profit or other community organizations.

1.3           Term of Employment.  Subject to the provisions of Section 3 of this Agreement, the term of the Executive’s employment hereunder shall continue for two (2) years (the “Initial Term”), commencing as of January 1, 2011 (the “Commencement Date”) unless terminated pursuant to Section 4 of this Agreement.  On January 1, 2013, and each January 1 thereafter, the term of this Agreement will be automatically extended beyond the Initial Term for additional successive one-year periods (the periods covered by any such extensions being referred to herein as the “Extended Term”) unless either party notifies the other in writing not less than ninety (90) calendar days prior to such renewal period that the Agreement will not be extended.  (The Initial Term and Extended Term, collectively, shall be referred to herein as the “Term”).

      2.      COMPENSATION.

2.1           Base Salary.  The Bank agrees to pay the Executive a base salary, before the customary and proper payroll deductions, at the rate of Two Hundred Thousand Dollars ($200,000) per annum (the “Base Salary”). The Base Salary shall be payable on the same payroll schedule as that of other exempt employees of the Bank, but not less frequently than monthly.  Thereafter, the Base Salary shall be reviewed annually and may be adjusted from year to year as determined by the Board in its sole discretion.  Where necessary to conform to the Bank payroll schedule at the commencement or termination of this Agreement, the Base Salary shall be computed on a per diem basis.

2.2           Bonus.  The Executive shall be paid, in addition to the Base Salary described in Section 2.1, an annual performance bonus in a discretionary amount determined by the Board at the end of each calendar year during the Term, said amount, if awarded, to be based upon such criteria as the Board may determine in reviewing the Executive’s performance during the calendar year being considered.

2.3           Standard Benefits.  While this Agreement is in effect, the Executive shall be entitled to participate in any benefit programs instituted, maintained, or provided by the Bank for its employees and executive officers, including, without limitation, life insurance plans, medical and health plans, pension and retirement plans, disability plans, and similar plans or programs, all on the same terms as such benefits are now and hereafter available to the Bank’s employees and executive officers.  The Executive shall be afforded reasonable paid vacation time.

2.4           Reimbursement of Expenses.  The Executive shall be entitled to reimbursement by the Bank for reasonable expenses incurred by the Executive in the performance of his duties hereunder, including the costs of business entertainment, travel and attendance at conventions and meetings.  The Executive shall submit reimbursement claims, with appropriate supporting documentation, within thirty (30) days of the date an expense is incurred.

2.5           Perquisites.  During the Term of this Agreement, Executive shall be eligible for the following perquisites:

(a)   Vehicle.  The Executive will be provided with a passenger motor vehicle to be agreed upon to be used by the Executive in the performance of his duties and for his personal use, within his discretion.  It is understood that if the Executive does use the vehicle for personal transportation, he will be subject to income taxes for his personal usage of the vehicle, pursuant to the IRS rules on such matters.  Alternatively, the Executive may elect to be provided with a monthly vehicle allowance of $650.

(b)   Club Dues.  The Executive will be reimbursed for membership dues and charges for a local country club of his choosing, said reimbursement for charges to be exclusive of amounts incurred for personal or family usage after payment of club required minimums.

(c)   Life Insurance.  Executive shall be reimbursed by the Bank for the premium cost of a life insurance policy in the amount of at least One Million Dollars ($1,000,000) purchased by Executive, such reimbursement not to exceed $1,500 per calendar year.

(d)   Supplemental Disability.  Executive shall be reimbursed by the Bank for the premium cost of supplemental disability insurance purchased by Executive, such reimbursement not to exceed $2,800 per calendar year.

2.6           Stock Options or Awards.  Executive shall be eligible for a grant of options and/or stock awards, as determined by the Board or a committee of the Board from time to time, to purchase or receive restricted shares of the common stock of Fort Orange Financial subject to the terms and conditions of the Fort Orange Financial Corp. 2007 Stock-Based Incentive Plan.

2.7           General.  The Base Salary shall not be decreased at any time during the Term from the amount then in effect unless the Executive agrees to said decrease in writing.  Participation in deferred compensation and bonus programs, retirement and other employee benefit plans and in fringe benefit programs other than salary reduction programs in which the Executive elects to participate, shall not reduce the sums payable to the Executive under this Section 2.  Executive will not be entitled to any further or additional remuneration other than as set forth in this paragraph 2 in connection with his employment as EVP & CFO of the Bank and Fort Orange Financial.  The Executive shall not be entitled to receive fees for serving as a director of the Bank or of Fort Orange Financial or serving as a member of any committee of the board of directors of the Bank or Fort Orange Financial.

     3.    STOCK EQUITY OWNERSHIP.

3.1           Ownership Interest of Executive.  The Bank and the Executive agree that it would be in the best interest of the Bank for the Executive to have a significant ownership interest in Fort Orange Financial.  If Fort Orange Financial seeks to obtain additional capital, Fort Orange Financial and the Executive will explore, in good faith, methods to enable the Executive to acquire and maintain a meaningful equity interest in Fort Orange Financial.

3.2           Privatization.  If Fort Orange Financial is privatized, the Bank and the Executive will attempt, in good faith, to create a management retention plan for the Executive.

      4.      TERMINATION.

4.1           Termination by the Bank.  Executive’s employment under this Agreement may be terminated as provided in this Section 4.1.

(a)           For Cause.  Executive’s employment may be terminated for Cause, as defined in this subsection 4.1(a).  “Cause” shall mean: (i) the failure of Executive to perform duties hereunder; or (ii) the willful or intentional refusal of the Executive to follow the reasonable directives of the Board; or (iii) the Executive’s personal dishonesty, incompetence, gross negligence, willful misconduct or breach of fiduciary duty, including conduct which results in or is likely to result in material damage to the Bank or its reputation; or (iv) the Executive’s willful violation of any law, rule or regulation (other than traffic violations or similar offenses); or (v) the issuance of a final cease and desist order from, entry into a written agreement with, or issuance of other order or supervisory direction from any federal or state regulatory authority having jurisdiction over the Bank,  resulting in a material impact on the financial condition of the Bank or Fort Orange Financial or their respective operations.  Termination under this subsection 4.1(a) shall be effective on the date selected by the Board unless a majority of the directors, by that day, concludes that the breach has been satisfactorily resolved.  In determining incompetence, the acts or omissions shall be measured against standards generally prevailing in the financial institutions industry.

(b)           Disability.  Executive’s employment may be terminated if the Executive is unable, as a result of any physical or mental disability, to render service to the Bank effectively and on a full time basis, in the manner required by this Agreement for one hundred thirty (130) days (the “Disability Period”) in any period of three hundred sixty-five (365) consecutive days.  Upon expiration of the Disability Period, termination shall thereafter become effective on the thirtieth (30th) day following delivery of written notice of termination by the Bank to the Executive, unless the Executive is no longer disabled, as confirmed to the Bank by written opinion of Executive’s physician who has been treating the Executive for the disabling illness.  The Bank reserves the right to require the Executive to obtain, at Bank’s expense, a second opinion regarding the absence of such disability from a physician selected by Executive who specializes in the field of the disabling illness.  If, within thirty (30) days after request by Bank, Executive fails to provide such second opinion confirming that Executive is no longer disabled, the termination shall become effective upon expiration of said thirty (30) day period.

(c)           Change in Control of the Bank.  Executive’s employment may be terminated following a Change in Control of the Bank (as defined at Section 4.3(b) below).

4.2           Termination by Death.  The Executive’s employment under this Agreement shall terminate upon the Executive’s death, effective on the date of death.

4.3           Termination by the Executive.  The Executive may terminate the Executive’s employment under this Agreement as provided in this Section 4.3.

(a)           Election of the Executive.  The Executive may terminate his employment under this Agreement at any time after the Commencement Date, at his sole discretion, upon written notice to the Bank, such termination to be effective on the termination date stated in the notice which shall be at least sixty (60) days after the notice is received by the Bank. The Bank, in its discretion, may accelerate the effective date of termination in which event said earlier termination shall be considered a termination by the Executive.

(b)           Good Reason. The Executive may terminate his employment for “Good Reason” following a “Change in Control of the Bank”.

“Good Reason” shall mean the existence of any one or more of the following conditions arising without Executive’s consent:

(1)           a material diminution in the Executive’s base compensation;

(2)           a material diminution in the Executive’s authority, duties, or responsibilities;

(3)           a material diminution in the budget over which the Executive retains authority;

(4)           a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, including a requirement that the Executive is required to report to a corporate officer or employee instead of reporting directly to the board of directors of the Bank;

(5)           a material change in the geographic location of the Executive’s office location; or

(6)           any action or inaction that constitutes a material breach by the Bank of this Agreement.

The Executive must provide written notice to the Bank of the existence of the event or condition constituting such Good Reason within forty-five (45) days of the initial occurrence of the event or the condition alleged to constitute “Good Reason.”  Upon delivery of such notice by the Executive, the Bank shall have a period of thirty (30) days thereafter during which it or they may remedy in good faith the condition constituting such Good Reason, and the Executive’s employment shall continue in effect during such time so long as the Bank makes diligent efforts during such time to cure such Good Reason. In the event that the Bank shall remedy in good faith the event or condition constituting Good Reason, then such notice of termination shall be null and void, and the Bank shall not be required to pay the amount due to the Executive under Section 5.1.  The Bank’s remedy of any Good Reason event or condition with or without notice from the Executive shall not relieve the Bank from any obligations to the Executive pursuant to the specific terms of this Agreement or otherwise and shall not affect the Executive’s rights upon the reoccurrence of the same, or the occurrence of any other, Good Reason event or condition.  Notwithstanding the foregoing, Executive’s termination of employment for Good Reason must occur during the six (6) month period following the initial existence of one or more of the conditions set forth above in this definition of Good Reason, which arise without the consent of Executive.

“Change in Control of the Bank” shall mean a change in control of Fort Orange Financial of a nature that would be required to be reported in response to items (6)e of Schedule 14A of Regulation 14A or Item 1 of Form 8-K promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), or any successor thereto, whether or not Fort Orange Financial is registered under the Exchange Act; provided that, without limitation, such a change in control shall be deemed to have occurred if (i) any “person” (as such term is used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Fort Orange Financial representing twenty-five percent (25%) or more of the combined voting power of Fort Orange Financial’s then outstanding securities; or (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

      5.     COMPENSATION UPON TERMINATION.

5.1           Termination After a Change in Control of the Bank or Without Cause.  In the event that the Executive’s employment is terminated by the Executive for Good Reason subsequent to a Change in Control of the Bank, or by the Bank following a Change in Control of the Bank, or by the Bank without Cause, then the Bank shall pay to Executive a lump sum cash payment, on or before Executive’s last day of employment with the Bank (but in all events subject to Section 7(b) and Section 7(c) hereof), equal to the Executive’s Base Salary during the year in which termination occurs multiplied by the number two (2).  The foregoing payment amount shall not be reduced by any compensation that the Executive may receive for other employment with another employer after termination of his employment with the Bank.

In addition to the sums above described that are payable to the Executive:

(a)           concurrently with such termination (but in all events subject to Section 7(b) and Section 7(c) hereof), the Bank shall pay to the Executive an amount equal to the employer-provided matching contribution under the 401(k) Plan of the Bank that the Executive would have received if the Executive’s employment had continued for a period of two (2) years after such termination, assuming for this purpose that all benefits are fully vested and that the Executive made the maximum allowable pre-tax contributions under the 401(k) Plan;

(b)           for two (2) years after such termination, the Bank shall continue in effect all medical, prescription, dental and life insurance for the benefit of the Executive and, if applicable, the Executive’s family, which would have been provided to them in accordance with Section 2.3 of this Agreement if the Executive’s employment had not been terminated or, if more favorable to the Executive, as in effect generally at any time after such termination with respect to executives of the Bank and their families, provided, however, that if the Executive becomes  re-employed with another employer and is eligible to receive medical, prescription or dental benefits under another employer provided plan, the medical, prescription and dental benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility. For purposes of determining eligibility (but not the time of commencement of benefits) of the Executive for retiree benefits pursuant to such plans, the Executive shall be considered to have remained employed until two (2) years after such termination and to have retired on the last day of such period;

(c)           the Bank shall, at its sole expense not to exceed $5,000 as incurred, provide the Executive with outplacement services for a period of six (6) months after termination, the scope and provider of which shall be selected by the Executive in his sole discretion, reasonably exercised; and

(d)           the Bank shall continue in effect for the benefit of the Executive all insurance or other provisions for indemnification, defense or hold-harmless of officers or directors of the Bank that were in effect on the date of such termination with respect to all of his acts and omissions while an officer or director as fully and completely as if such termination had not occurred, and until the final expiration or running of all periods of limitation against action that may be applicable to such acts or omissions.

5.2           Other Terminations.  If termination of the Executive’s employment under this Agreement occurs other than pursuant to Sections 4.1(c) or 4.3(b), or other than by the Bank without Cause, the Executive, or his estate, as the case may be, shall be entitled to receive only that portion of the Base Salary then owing the Executive as of the effective date of the termination, adjusted for any customary and proper payroll deductions, prorated on a per diem basis as necessary; provided, however, that in the event of termination due to disability pursuant to Section 4.1(b) or death pursuant to 4.2, the Bank shall: (a) continue payment of Executive’s Base Salary to Executive or Executive’s estate, as applicable, for a period of one (1) year following such termination, and (b) allow Executive or Executive’s surviving spouse and/or dependent children, as applicable, to continue participation, for a period of thirty-six (36) months following such termination, in the Bank’s medical and dental plans, in accordance with the terms and conditions of such plans as amended from time to time, at the then applicable active employee cost.

5.3           Certain Additional Payments by the Bank.  (a) Except as set forth below, in the event it shall be determined that payments or distributions by or for the account of the Bank to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 5.3) (the “Payments”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, collectively, the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) such that the net amount retained by the Executive, after deduction of any Excise Tax and all other taxes (including, without limitation, income taxes) that are imposed upon the Gross-Up Payment, shall be equal to the Payments.  Notwithstanding the foregoing provisions of this Section 5.3(a), if it shall be determined that the Executive is entitled to a Gross-Up Payment, but that the Executive, after taking into account the Payments and the Gross-Up Payment, would not receive a net after-tax benefit of at least $50,000 (taking into account both income taxes and any Excise Tax) as compared to the net after-tax proceeds to the Executive resulting from an elimination of the Gross-Up Payment, the amount of the Payments that would otherwise be payable or distributable to the Executive shall be reduced to an amount (the “Reduced Amount”) the payment of which would not result in the imposition of the Excise Tax.  It is intended that payment of the Reduced Amount avoid imposition of the Excise Tax and eliminate any obligation on the part of the Bank to pay the Executive any Gross-Up Payment pursuant to this Section 5.3.  The Executive shall have the right, in the Executive’s sole discretion, to designate those payments or benefits that should be reduced or eliminated so that the Payment made to the Executive, in the aggregate, does not exceed the Reduced Amount.

(b)           Subject to the provisions of Section 5.3(c), all determinations required to be made under this Section 5.3, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such certified public accounting firm as may be designated by the Executive and shall be reasonably acceptable to the Bank (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Bank and the Executive within fifteen (15) business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Bank.  In the event that the Accounting Firm is serving as accountant for the individual, entity or group effecting a change in the ownership or effective control (as defined for purposes of Section 280G of the Code) of the Bank, the Executive shall appoint another nationally or regionally recognized accounting firm which is reasonably acceptable to the Bank to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder).  All fees and expenses of the Accounting Firm shall be borne solely by the Bank.  Subject to Section 5.3(e) below, any Gross-Up Payment, as determined pursuant to this Section 5.3, shall be paid by the Bank to the Executive within five (5) days of the receipt of the Accounting Firm’s determination.  In the absence of gross error or fraud, any determination by the Accounting Firm shall be binding upon the Bank and the Executive.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that additional Gross-Up Payments shall be required to be made to compensate the Executive for amounts of Excise Tax later determined to be due, consistent with the calculations required to be made hereunder (an “Underpayment”).  In the event that the Bank exhaust their remedies pursuant to Section 5.3(c) and the Executive is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Bank to or for the benefit of the Executive.

(c)           The Executive shall notify the Bank in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Bank of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than ten (10) business days after the Executive is informed in writing of such claim and shall apprise the Bank of the nature of such claim and the date on which such claim is requested to be paid.  The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which Executive gives such notice to the Bank (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Bank notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(i)  give the Bank any information reasonably requested by the Bank relating to such claim,

(ii)  take such action in connection with contesting such claim as the Bank shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Bank,

(iii)  cooperate with the Bank in good faith in order effectively to contest such claim; and

(iv)  permit the Bank to participate in any proceedings relating to such claim; provided, however, that the Bank shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.

Without limiting the foregoing provisions of this Section 5.3, the Bank shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Bank shall determine; provided, however, that if the Bank directs the Executive to pay such claim and sue for a refund, the Bank shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from an Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that the Executive shall not be required to consent to any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due unless such extension is limited solely to such contested amount.  Furthermore, the Bank’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issues raised by the Internal Revenue Service or any other taxing authority.

(d)           If, after the receipt by the Executive of any amount advanced by the Bank pursuant to Section 5.3, the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Bank’s complying with the material requirements of Section 5.3(c)) promptly pay to the Bank the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the receipt by the Executive of any amount advanced by the Bank pursuant to Section 5.3(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Bank does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e)           Notwithstanding the foregoing, no payment under Section 5.3(a) shall be made later than the end of the taxable year following the taxable year in which the taxes are remitted to the taxing authority or, if no taxes are paid, by the end of the taxable year following the year in which or where as a result of such audit or litigation no taxes are remitted, the end of the taxable year following the taxable year in which the audit is completed or there is a final and non-appealable settlement or other resolution of the litigation.

      6.    NON-COMPETITION AND CONFIDENTIALITY.

6.1           Non-Competition.  In the event the Executive elects to terminate his employment for any reason other than Good Reason,  the Executive agrees that, for one (1) year thereafter within the geographic area identified in Schedule A annexed to and made part of this Agreement, the Executive will not (a) engage in any direct, substantial competition with the Bank; (b) contract or solicit, or attempt to contract or solicit, any person, business or enterprise which has been contacted, orally or in writing, by the Executive on behalf of the Bank as a potential customer on or prior to the date of termination of employment; or (c) hire, subcontract, employ or engage, or contact or solicit, or attempt to contact or solicit, for the purpose of hiring, contracting, employing or engaging, any person or entity who was an executive or subcontractor of the Bank on or prior to the date of termination of Executive’s employment.  However, (i) in the event that the Bank elects to terminate this Agreement pursuant to 4.1(c) above or, (ii) if during any six (6) month period immediately after a new individual has been appointed by the Board to serve as President and CEO of the Bank and the Executive has determined in the exercise of reasonable judgment that the relationship between the Executive and the new President and CEO is not functioning in the best interests of the Bank and the Executive has provided at least one hundred twenty (120) days notice of his election to terminate, all Section 6.1 restrictions shall be null and void.  Except for the limitations set forth in this Agreement, this Agreement does not and will not prevent the Executive from working for any other employer subsequent to termination of his employment with the Bank as long as the Executive does not compete with the Bank, as herein set forth, or use or disclose any Confidential Information, as more particularly set forth below.  Nothing contained in this Section 6.1 shall prohibit Executive from (a) serving on the Board of Directors or other governing body of a civic or charitable organization, or (b) owning or controlling shares of stock or other ownership interest in another bank, corporation or entity competitive with the Bank if:  (i) such stock or other ownership interest of such entity is in a public market which is reported on the NASDAQ National Market System or in consolidated trading on the New York Stock Exchange or in any other public market where shares of stock or ownership are traded, and (ii) the Executive does not own or control more than a five percent (5%) equity interest in such entity.

6.2           Confidential Information.  Executive acknowledges that he has been and will be provided with information about, and his employment with the Bank will directly involve, confidential affairs of the Bank, including proprietary information regarding costs, profits, markets, sales, products, pricing policies, operations methods, customer lists, plans for future developments, and other information not readily available to the Bank’s competitors, all of which are highly confidential and proprietary (“Confidential Information”).  In recognition of the foregoing, the Executive covenants and agrees:

(a)           That he will keep secret all Confidential Information of the Bank and not disclose any Confidential Information to anyone outside of the Bank, either during or after his employment with the Bank, except with the Bank’s prior written consent or as required by law;

(b)           That he will not make use of any Confidential Information for his own purposes or the benefit of anyone other than the Bank;

(c)           That he will deliver promptly to the Bank upon termination of his employment with the Bank, or at any time the Bank may so request, all memoranda, notes, records, reports, manuals, and other documents, and all copies thereof, in whatever media such materials may be stored, which he may then possess or have under his control, regarding any Confidential Information; and

(d)           That in the event that any Confidential Information is released by, or as a consequence of, any actions taken or failed to be taken by the Executive, such release shall be deemed to be a material breach of the terms of this Agreement unless the Executive can show that the release was solely or substantially due to the actions of another party or parties, or that the Confidential Information has passed, at the time of release, into the public domain.

6.3           Equitable Relief.  If Executive commits a breach of any of the provisions of Section 6.1 or 6.2 of this Agreement, the Bank shall have (a) the right to have such provisions specifically enforced by any court having equity jurisdiction, without the posting of a bond, it being acknowledged and agreed that any such breach will cause irreparable injury to the Bank and that money damages will not provide an adequate remedy to the Bank, and (b) in addition to any other remedies available to the Bank at law or in equity, the right to require the Executive to account for and pay over to the Bank all compensation, profits, monies, accruals, increments and other benefits (collectively, “Benefits”) derived or received by the Executive as a result of any transaction constituting a breach of any of the provisions of Section 6.1 or 6.2, and the Executive will account for and pay over such Benefits to the Bank.

6.4           Survival.  The terms of Section 6.1 through 6.3 shall survive termination of this Agreement.

6.5           Jurisdiction.  Any suit, action or other legal proceeding arising out of this Agreement may be brought in the courts of record of the State of New York, or in the courts of the United States, Northern District of New York; and the Executive (a) consents to the jurisdiction of each such court, (b) agrees to accept service of any and all process, and (c) waives any objections which may be claimed to the laying of venue in any such court.

7.           EFFECT OF CODE SECTION 409A.

(a)           This Agreement shall be amended to the extent necessary to comply with Section 409A of the Code and regulations promulgated thereunder. Prior to such amendment, and notwithstanding anything contained herein to the contrary, this Agreement shall be construed in a manner consistent with Section 409A of the Code and the parties shall take such actions as are required to comply in good faith with the provisions of Section 409A of the Code such that payments shall not be made to the Executive at such time if such payments shall subject the Executive to the penalty tax under Code Section 409A, but rather such payments shall be made by the Bank to the Executive at the earliest time permissible thereafter without the Executive having liability for such penalty tax under Section Code 409A.

(b)           Notwithstanding anything in this Agreement to the contrary, if the Bank in good faith determines, as of the effective date of Executive’s Termination of Employment that the Executive is a “specified employee” within the meaning of Section 409A of the Code and if the payment under Section 5 does not qualify as a short-term deferral under Code Section 409A and Treas. Reg. §1.409A-1(b)(4) (or any similar or successor provisions), and that an amount (or any portion of an amount) payable to Executive hereunder, is required to be suspended or delayed for six months in order to satisfy the requirements of Section 409A of the Code, then the Bank will so advise Executive, and any such payment (or the minimum amount thereof) shall be suspended and accrued for six months (“Six-Month Delay”), whereupon such amount or portion thereof shall be paid to Executive in a lump sum on the first day of the seventh month following the effective date of Executive’s Termination of Employment (or, if earlier, the date of executive’s death). The limitations of this Six-Month Delay shall only be effective if the stock of Fort Orange Financial or a parent corporation is publicly traded as set forth at Section 409A(a)(2)(B)(i) of the Code.

“Specified Employee” means, for an applicable twelve (12) month period beginning on April 1, a key employee (as described in Code Section 416(i), determined without regard to paragraph (5) thereof) during the calendar year ending on the December 31 immediately preceding such April 1.

“Termination of Employment” shall have the same meaning as “separation from service”, as that phrase is defined in Section 409A of the Code (taking into account all rules and presumptions provided for in the Section 409A regulations).

(c)           Notwithstanding the Six-Month Delay rule set forth in Section 7(b) above:

(i)           To the maximum extent permitted under Code Section 409A and Treas. Reg. §1.409A-1(b)(9)(iii) (or any similar or successor provisions), the Bank will pay the Executive an amount equal to two times the lesser of (1) the maximum amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the year in which the Executive’s Termination of Employment occurs, and (2) the sum of the Executive’s annualized compensation based upon the annual rate of pay for services provided to the Bank for the taxable year of the Executive preceding the taxable year of the Executive in which his Termination of Employment occurs (adjusted for any increase during that year that was expected to continue indefinitely if the Executive had not had a Termination of Employment); provided that amounts paid under this Section 7(c) must be paid no later than the last day of the second taxable year of the Executive following the taxable year of the Executive in which occurs the Termination of Employment and such amounts paid will count toward, and will not be in addition to, the total payment amount required to be made to the Executive by the Bank under Section 5; and

(ii)           To the maximum extent permitted under Code Section 409A and Treas. Reg. §1.409A-1(b)(9)(v)(D) (or any similar or successor provisions), within ten (10) days of the Termination of Employment, the Bank will pay the Executive an amount equal to the applicable dollar amount under Code Section 402(g)(1)(B) for the year of the Executive’s Termination of Employment; provided that the amount paid under this Section 7(c) will count toward, and will not be in addition to, the total payment amount required to be made to the Executive by the Bank under Section 5.

(d)           To the extent that any reimbursements or in-kind payments are subject to Code Section 409A, then such expenses (other than medical expenses) must be incurred before the last day of the second taxable year following the taxable year in which the termination occurred, provided that any reimbursement for such expenses be paid before the Executive’s third taxable year following the taxable year in which the termination occurred.  For medical expenses, to the extent the Agreement entitles the Executive to reimbursement by the Bank of payments of medical expenses incurred and paid by the Executive but not reimbursed by a person other than the Bank and allowable as a deduction under Code Section 213 (disregarding the requirement of Code Section 213(a) that the deduction is available only to the extent that such expenses exceed 7.5 percent of adjusted gross income), then the reimbursement applies during the period of time during which the Executive would be entitled (or would, but for the Agreement, be entitled) to continuation coverage under a group health plan of the Bank under Code Section 4980B (COBRA) if the Executive elected such coverage and paid the applicable premiums.

8.           MISCELLANEOUS PROVISIONS.

8.1           Assignment.  This Agreement shall not be assignable, in whole or in part, by either party without the written consent of the other, except that the Bank may, without the consent of the Executive, assign its rights and obligations under this Agreement to a corporation, firm, or other business entity with which or into which the Bank mergers or consolidates or to which the Bank sells or transfers all or substantially all of its assets; provided, however, that after any such assignment by the Bank, the Bank shall remain liable to the Executive, together with any such assignee, and provided further that any such assignee becomes a party to this Agreement.

8.2           Governing Law.  This Agreement is made under and shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict-of-laws provisions thereof.

8.3           Prior Agreements.  This Agreement contains the entire agreement of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings with respect to such subject matter, including but not limited to the Executive Employment Agreement entered into as of January 1, 2008 (the “Prior Agreement”) except that the Prior Agreement shall remain in effect (except as to the automatic extension provision therein) through its “Initial Term”.

8.4           Successors.  This Agreement shall extend to and be binding upon Executive, his legal representatives, heirs, and distributees and upon the Bank and its successors and assigns.

8.5           Amendments.  No amendment or modification of this Agreement shall be effective unless in writing and signed by the parties hereto.

8.6           Waiver.  No term or condition of the Agreement shall be waived, nor shall there be any estoppel to enforce any provisions of this Agreement, except by a statement, in writing, signed by the party against whom enforcement of the waiver or estoppel is sought.  Any written waiver shall not be a continuing waiver unless specifically stated, shall operate only as to the specific term or condition waived, and shall not constitute a wavier of such term or condition for the future or as to any act other than specifically waived.

8.7           Severability.  To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered modified to the extent necessary to become valid and enforceable or, if such modification is impracticable, deleted from this Agreement; and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

8.8           Headings.  The section headings of this Agreement are solely for the convenience of reference and shall not control the meaning or interpretation of any provisions in this Agreement.

8.9           Notice.  All notices required or permitted hereunder shall be in writing and may be personally delivered; or mailed by registered or certified mail, postage prepaid; or forwarded by any nationally recognized overnight courier service; or transmitted by facsimile with a copy sent first class mail, to such address as may be from time to time designated by the respective parties.  Notice shall be effective upon receipt.

8.10           Counterparts.  This Agreement may be executed in one or more counterparts, each of which, when executed and delivered, shall be an original, but such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been duly authorized and approved and executed and delivered by the undersigned as of the date and year first written above.

/s/ Steven J. Owens
Steven J. Owens

By:	/s/ Eugene M. Sneeringer, Jr.
Eugene M. Sneeringer, Jr.
Chairman of the Board

SCHEDULE A

GEOGRAPHIC AREA

Including any banking institution, branch or outlet within thirty seven and one-half (37.5) statute miles of 1375 Washington Avenue, Albany, New York 12206.

FIRST AMENDMENT
TO
EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDMENT AGREEMENT which is made effective as of the 1st day of January, 2011, by and among the parties signing below (the “First Amendment”).

WHEREAS, Capital Bank & Trust Company (the “Bank”) and Steven J. Owens (“Executive”) are parties to a certain Executive Employment Agreement with an effective date of January 1, 2011 (the “2011 Employment Agreement”); and

WHEREAS, the Bank’s holding company, Fort Orange Financial Corp. (“FOFC”), has entered into an Agreement and Plan of Merger with Chemung Financial Corporation (“CFC”) dated October 14, 2010 (the “Merger”); and

WHEREAS, the consummation of the Merger will result in a “Change in Control of the Bank” as defined in Section 4.3(b) of the 2011 Employment Agreement; and

WHEREAS, parties desire to amend and/or restate certain sections of the 2011 Employment Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual premises, covenants and conditions herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           Employment Status.  Executive acknowledges and agrees that for a 30-day period immediately following the Merger (the “Transition Period”), Executive will continue his employment as an employee of Chemung Canal Trust Company (“Chemung  Canal”), a wholly owned subsidiary of CFC.  Executive shall render services as an employee of Chemung Canal during the Transition Period from the same office location held by Executive prior to the Merger.  As compensation for Executive’s services as an employee of Chemung Canal during the Transition Period, Chemung Canal shall pay to Executive the same base salary and benefits that the Bank was paying to Executive immediately prior to the Merger.

2.           Amendment of Section 5.1.  Section 5.1 of the 2011 Employment Agreement is hereby amended by inserting subparagraph (e) immediately after subparagraph (d):

(e)           Upon completion of the Transition Period, as defined in the First Amendment to this Agreement, dated January 1, 2011, Executive shall provide consulting services to Chemung Canal Trust Company (“Chemung  Canal”) on an as needed and as requested basis (up to a required maximum commitment of 8 hours per month) for a period not to exceed two (2) years commencing 30 days after a Change in Control of the Bank (the “Consulting Period”).  As consideration for Executive’s services to Chemung Canal  during the Consulting Period,  Chemung Canal shall pay to Executive an annual consulting fee of Seven Thousand Five Hundred and no/100 Dollars ($7,500) (the “Annual Fee”).  The Annual Fee shall be payable in eight (8) equal installments of One Thousand Eight Hundred Seventy-Five and no/100 Dollars ($1,875).  The first installment shall be payable on the last business day of the third month following commencement of the Consulting Period and each subsequent installment shall be payable on the last business day of each subsequent three-month period until paid in full.

3.           Amendment of Section 5.3. Section 5.3 of the 2011 Employment Agreement is hereby amended and restated by deleting current Section 5.3 in its entirety and replacing Section 5.3 with a new Section 5.3 to read in its entirety as follows:

5.3           Impact of Section 280G and Section 4999 of the Internal Revenue Code.  In the event that in the good faith judgment of Chemung Canal or CFC, it shall be determined that payments or distributions by or for the account of the Chemung Canal or Chemung Financial Corporation (“CFC”) to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then such payments or benefits shall be adjusted by an amount, such that the total amount received or to be received by the Executive shall not exceed 2.99 of the “base amount” as defined in Section 280G(b)(3) of the Code.

4.           Releases.

(a)           Executive agrees that in consideration for the payments and other benefits he will receive under the 2011 Employment Agreement and this First Amendment, and as further consideration for his engagement as a consultant by Chemung Canal following the Transition Period, he shall upon his termination of employment following the Transition Period, and, again, upon completion of the Consulting Period, release the Bank, FOFC, Chemung Canal, CFC , their respective successors, assigns, employees, officers, directors, trusts, employee benefit plans, attorneys, and other related entities (collectively, the “Bank Parties”) from all liability, in accordance with the provisions of subparagraphs (b), (c) and (d) below, and, without revocation thereof, no later than twenty-one days after Executive’s separation from service with the Bank or Chemung Canal (and with respect to Executive’s service as a consultant, no later than twenty-one days after the end of the Consulting Period), and no payment or benefit pursuant to the 2011 Employment Agreement and this First Amendment shall be provided to Executive prior to the Bank Parties’ receipt of such respective releases and the expiration of any period of revocation provided for in the respective releases.

(b)           Upon completion of the Transition Period, (and, when applicable, upon completion of the Consulting Period), Executive shall forever release the Bank Parties for himself and his agents, representatives, attorneys, insurers, predecessors, successors and assigns (collectively, the “Executive Parties”) from ANY AND ALL RIGHTS, CLAIMS, DEMANDS, CAUSES OF ACTION, OBLIGATIONS, DAMAGES, PENALTIES, FEES, COSTS, EXPENSES AND LIABILITIES OF ANY NATURE WHATSOEVER, WHICH THE EXECUTIVE HAS HAD OR MAY HAVE AGAINST BANK PARTIES IN CONNECTION WITH ANY CAUSE OR MATTER WHATSOEVER, WHETHER KNOWN OR UNKNOWN TO THE PARTIES AS OF THE SEPARATION OF EMPLOYMENT  WITH ANY OF THE BANK PARTIES (AND WHEN APPLICABLE, AS OF THE END OF THE CONSULTING PERIOD), AND INCLUDING WITHOUT LIMITATION, ALL MATTERS RELATING TO EXECUTIVE’S 2011 EMPLOYMENT AGREEMENT AND HIS EMPLOYMENT WITH BANK PARTIES, (AND WHEN APPLICABLE,  EXECUTIVE’S CONSULTANCY WITH CHEMUNG CANAL), AND THE TERMINATION OF SUCH EMPLOYMENT WITH ANY OF THE BANK PARTIES (AND WHEN APPLICABLE, AS OF THE END OF THE CONSULTING PERIOD), INCLUDING BUT NOT LIMITED TO ANY CLAIM ARISING PRIOR TO AND INCLUDING THE END OF THE TRANSITION PERIOD (AND WHEN APPLICABLE, THE COMPLETION OF THE CONSULTING PERIOD)  UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT (ADEA) AS AMENDED BY THE OLDER WORKERS BENEFIT PROTECTION ACT (OWBPA) OR ANY CLAIM OF DISCRIMINATION IN EMPLOYMENT UNDER ANY OTHER FEDERAL, STATE OR LOCAL LAW OR ANY CLAIMS OR OBLIGATIONS ATTENDANT TO THE 2011 EMPLOYMENT AGREEMENT AND THIS FIRST AMENDMENT, EXCEPT FOR OBLIGATIONS OWED UNDER THE 2011 EMPLOYMENT AGREEMENT, AS AMENDED.

(c)           Waiver of Rights.  Executive agrees that the consideration he is receiving under the 2011 Employment  Agreement, and this First Amendment thereto, to waive his rights or claims under ADEA and/or OWBPA is over and above anything of value to which he is already entitled under any agreement with the Bank Parties or any applicable policy, plan or practice of the Bank Parties or otherwise.

(d)           Effective Date; Revocation.  Executive hereby agrees and acknowledges that he has been advised by the Bank Parties to consult with an attorney prior to executing  the release described in subsection (b) above, and shall be offered a period of at least twenty-one (21) days within which to consider the terms of any such release.  For a period of seven (7) days following execution, Executive may revoke the release and it shall not become enforceable until the said revocation period has expired. No payment or benefit pursuant to the 2011 Employment Agreement and this First Amendment shall be provided to Executive prior to the Bank Parties’ receipt of such respective releases and the expiration of any period of revocation provided for in the respective releases.

5.           Ratification.  The 2011 Employment Agreement, except as specifically modified and amended herein, is hereby ratified and confirmed in all respects.

6.           Miscellaneous.

(a)           Governing Law.  This First Amendment shall be construed and enforced in accordance with the laws of the State of New York (exclusive of said State’s conflicts of laws provisions).

(b)           Amendments.  Any amendments to this First Amendment shall be in writing and executed by each of the parties hereto.

(c)           Entire Agreement.  This First Amendment contains the entire understanding of the parties and supersedes any prior written or oral agreements between the parties respecting the subject matter of this First Amendment.

(d)           Counterpart Execution.  This First Amendment may be executed in multiple counterparts each of which shall be deemed an original and shall become effective when the separate counterparts have been exchanged among the parties.  Facsimile and electronic signatures shall be deemed original signatures for all purposes of this First Amendment.

(e)           Successor and Assigns.  This First Amendment  shall inure to the benefit of and be binding upon the transfers, successors, assigns, heirs, beneficiaries, executors, administrators, agents and representatives of the parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment  effective as of the day and year first above written.

/s/ Steven J. Owens
Steven J. Owens

CAPITAL BANK & TRUST COMPANY

By:	/s/ Eugene M. Sneeringer, Jr.
Name: Eugene M. Sneeringer, Jr.
Title: Chairman of the Board